SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)
ARKONA, INC.
(Name of Subject Company)
ARKONA, INC.
(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
AND
SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
41268103
(CUSIP Number of Common Stock)
LEE BOARDMAN
Chief Financial Officer
Arkona, Inc.
10757 South River Front Parkway, Suite 400
South Jordan, Utah 84095
Telephone: (801) 501-7100
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications on Behalf of the
Person Filing Statement)
COPY TO:
BRYAN T. ALLEN, ESQ.
Parr Waddoups Brown Gee & Loveless
185 South State Street, Suite 1300
Salt Lake City, Utah 84111-1537
(801) 532-7840
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information.
Item 9. Exhibits.
SIGNATURE

     This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on May 1, 2007 (the “Initial Schedule 14D-9”), by Arkona, Inc., a Delaware corporation (the “Company”). The Initial Schedule 14D-9 relates to the offer by DA Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of DealerTrack Holdings, Inc., a Delaware corporation (“DealerTrack”), to purchase all outstanding shares of Common Stock, par value $0.001 per share, including associated preferred stock purchase rights (the “Common Shares”), of the Company at $1.38 per Common Share, net to the seller in cash, and to purchase all outstanding shares of Series B Convertible Preferred Stock, par value $0.001 per share of the Company (the “Series B Preferred Shares” and together with the Common Shares, the “Shares”) at $6.90 per Preferred Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 1, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which were filed by the Purchaser and DealerTrack on May 1, 2007 with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.
Item 8. Additional Information.
Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by adding the following to the end thereof:
     (h)     Expiration of Initial Period
          The initial period of the Offer expired at 12:00 Midnight, New York City time, on Tuesday, May 29, 2007. According to Computershare, the depositary for the Offer, as of 12:00 Midnight, New York City time, January 24, 2007, 32,577,535 Shares were tendered pursuant to the Offer and not withdrawn, excluding Shares tendered by notice of guaranteed delivery, which represents approximately 85.0% of all outstanding Shares. In addition, 267,562 Shares were tendered by notice of guaranteed delivery, which represents less than 1.0% of all outstanding Shares. In total, 32,843,097 Shares, including Shares tendered by notice of guaranteed delivery, were validly tendered and not withdrawn, which represents approximately 85.7% of all outstanding Shares. Purchaser has accepted all validly tendered Shares for payment pursuant to the terms of the Offer.
          On May 30, 2007, DealerTrack issued a press release announcing the results of the Offer and that Purchaser has commenced a subsequent offering period for all remaining untendered Shares expiring at 5:00 p.m., New York City time, on Monday, June 4, 2007, unless further extended. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same $1.38 per Common Share and $6.90 per Series B Preferred Share cash consideration paid during the initial offering period. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described in the Offer except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn. The full text of the press release issued by DealerTrack is incorporated herein by reference and is attached as Exhibit (a)(5)(C) to Amendment No. 1 of the Schedule TO of DealerTrack and Purchaser filed with the Securities and Exchange Commission on May 30, 2007.
Item 9. Exhibits.
Item 9 of Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(D)	Press Release issued by Dealer Track on May 30, 2007 (incorporated by reference to Exhibit (a)(5)(C) to Amendment No. 1 of the Schedule TO of DealerTrack and Purchaser filed with the Securities and Exchange Commission on May 30, 2007).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ARKONA, INC.
May 30, 2007	By	/s/ Alan Rudd
Alan Rudd, Chief Executive Officer

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